Exhibit 3.1

Amendment to the Bylaws

Section 6(i) of the Bylaws is hereby amended, effective immediately, to read in its entirety as follows:

i.	QUORUM. Except as the Nevada Private Corporations Law or these Bylaws may otherwise provide, the holders of one-third of the voting power of the corporation, which includes the voting power that is present in person or by proxy, regardless of whether the proxy has authority to vote on all matters, shall constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absence of a quorum. Once a quorum is present, it is not broken by the subsequent withdrawal of any stockholders.

Effective August 24, 2021